Contact

www.linkedin.com/in/serhatozcanli
(LinkedIn)

Top Skills

Startups
Program Management
Technical Project Delivery

Languages

Turkish (Native or Bilingual)

Certifications

MSDN
Scrum Master

Serhat O.

VP of Development Operations @ EIS Ltd | Cloud Ops, Agile Application Development
Portland, Oregon, United States

Summary

As the Vice President of Development Operations at EIS Ltd, I lead a team of engineers and managers who are responsible for delivering end-to-end enterprise solutions in the SaaS domain. I have over 20 years of experience in software development, complex program/ project management, and IT delivery, and I hold MSDN and Scrum Master certifications.

My core competencies include agile project management, database design and administration, agile application development, DevOps, CloudOps, and CI/CD. I am passionate about creating strategic alignment with business sponsors, developing plans for capital and operational funding, overseeing requirements-gathering sessions, creating strategic and tactical solutions, and leading development efforts. My mission is to provide insightful leadership to the strategic development of system architecture solutions that drive ROI, cost savings, and client retention.

Experience

EIS Ltd

Vice President of Development Operations
October 2022 - Present (1 year)
United States

WebPT

VP of Software Development
March 2022 - October 2022 (8 months)
Portland, Oregon Metropolitan Area

Clinicient

6 years 9 months

VP of Data Integration
March 2021 - March 2022 (1 year 1 month)

Portland, Oregon Metropolitan Area

Senior Director Of Engineering

July 2015 - March 2022 (6 years 9 months)

Portland, Oregon Area

• Lead a team of engineers in the strategic modernization of Clinicient's core platform.

• Provide architecture and design guidance with an emphasis on performance and scalability.

• Support the existing platform as needed to meet client needs, compliance and HIPAA requirements.

• Manage DevOps activities to build and support CICD automated pipelines in an agile context.

• Oversee two separate offshore development teams in Russia and Philippines engaged in software development projects.

• Create software estimates, assign and track resources against targets, optimize resource allocation, plan ahead against strategic roadmap.

• Create development plans for staff members, create annual goals, provide constant coaching, and perform formal performance reviews.

• Responsible for enforcing sound development practices.

• Develop device independent web based applications hosted in the Azure public cloud.

• Engage with the Product Management team to partner on solutions.

• Work closely with the QA team to ensure rapid turnaround on all defects.

• Engage vendors on new solutions, including formal RFPs and the development of business cases.

IBM Seterus Inc.

5 years 5 months

VP Technology Manager

May 2011 - July 2015 (4 years 3 months)

Beaverton, OR

Provide key strategic technical leadership as Seterus Vice President, overseeing 4 departments: Enterprise Data, Enterprise Architecture, Business Analytics and Loss Mitigation/Retention solutions, engaged in process design/reengineering, software architecture, data architecture and software development projects, in support of multiple business units with over 1K employees. Coordinate 24/7 nighttime batch support efforts.

As IT DPE (Delivery Project Executive) for Greenfield Project, orchestrated transformation of entire Seterus technology footprint while leading team of over 100 high-performing technology team members.

Technology Manager
March 2010 - May 2011 (1 year 3 months)

Merrill Lynch
Software Development Manager at Merrill Lynch US Mortgage Servicing Technology
February 2005 - March 2010 (5 years 2 months)

Manage a globally distributed team of 9 developers. Design and develop windows and web based applications. Design and develop a large scale .NET Windows application to replace our legacy loan-servicing system. Design and develop other enterprise class software applications as needed. Design and develop ASP.NET standalone applications as needed. Perform other tasks as assigned consistent with this level of responsibility. Utilize Windows Enterprise development; including COM+, MSMQ, .NET Remoting, and Web Services, Object Oriented Programming, Service Based Programming. Utilize Microsoft .NET environment. (C#, ASP.NET, and VSS), Visual C++, ATL,.C/C++ and XML/XSLT. Design large scale applications using UML. Design applications that run on mission critical high volume databases. Utilize relational data modeling principals and techniques. Utilize Microsoft SQL Server (Query Analyzer, TSQL, Stored Procedures, and DTS). Ability to manage multiple projects and tasks simultaneously.

Trillium Software Inc.
Senior Software Developer
April 2000 - February 2005 (4 years 11 months)

Designed and developed custom solutions using Microsoft Technologies for clients from different industries. Designed and developed BizPartner Business Process Management suite (BPM product).

Coretech A.S.
Software Developer
June 1998 - March 2000 (1 year 10 months)

Develop enterprise level client-server applications for clients from different industries including retail, inventory-warehousing by utilizing microsoft technologies.

Education

Portland State University

M.S., Engineering and Technology Management · (March 2002 - August 2004)

Marmara Üniversitesi

B.S, Computer Engineering · (1993 - 1999)